SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NONE**
Sub Filer Id	**0000840715**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**Ann Dartnell**
Contact Phone Number	**801-303-3597**
Item Ids	**2.02**
	9.01
Reporting Period	**10-26-2006**
Global Enclosed File Count	**3**
Internet Address	**ann.dartnell@clearone.com**

Documents

8-K	**form8-k.htm**
	ClearOne Communications, Inc. Form 8-K dated 10/26/2006
EX-99.1	**ex99-1.htm**
	Exhibit 99.1 - Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Financial Results."
8-K	**form8-k10262006.pdf**
	Form 8-K dated 10/26/2006

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>10-26-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>ClearOne Communications, Inc. Form 8-K dated 10/26/2006</value>
    </field>
    <data sid="data1">
      <filename>form8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex99-1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 99.1 - Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Fina
    </field>
    <data sid="data2">
      <filename>ex99-1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>form8-k10262006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Form 8-K dated 10/26/2006</value>
    </field>
```

<data sid="data3">
<filename>form8-k10262006.pdf</filename>
<mimedata>
</mimedata>
</data>
</page>
<page sid="PAGE3">
<field sid="SubInternet_internetAddress_">
<value>ann.dartnell@clearone.com</value>
</field>
<check sid="SubFlag_overrideInternetFlag_">
<value>off</value>
</check>
</page>
<page sid="PAGE4">
</page>
<page sid="PAGE6">
</page>
<page sid="PAGE7">
</page>
</XFDL>

Filer: ClearOne Communications, Inc.   Form Type: 8-K   Period: 10-26-2006   Job Number: Form 8-K dated 10/26/2006   Rev: 1   Sequence: 1
Project: form8-k10262006.pdml   Document Name: form8-k.htm   Saved: 10/26/2006 10:16:45   Printed: 10/26/2006 10:54:47
clearone communications, inc.   Description: ClearOne Communications, Inc. Form 8-K dated 10/26/2006   Created using EDGARizer HTML

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): **October 26, 2006**

ClearOne Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation)

000-17219	**87-0398877**
(Commission File Number)	(I.R.S. employer identification number)

1825 Research Way, Salt Lake City, Utah	**84119**
(Address of principal executive offices)	(Zip Code)

(801) 975-7200
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Filer: ClearOne Communications, Inc. Form Type: 8-K Period: 10-26-2006 Job Number: Form 8-K dated 10/26/2006 Rev: 1 Sequence: 2
Project: form8-k10262006.pdml Document Name: form8-k.htm Saved: 10/26/2006 10:16:45 Printed: 10/26/2006 10:54:47
clearone communications, inc. Description: ClearOne Communications, Inc. Form 8-K dated 10/26/2006 Created using EDGARizer HTML

Item 2.02 Results of Operations and Financial Condition.

On October 26, 2006, ClearOne Communications, Inc. (the "Company") issued a press release announcing its financial results for the first quarter ended September 30, 2006. The full text of the Company's press release is furnished herewith as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Title of Document	Location
99.1	Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Financial Results."	This Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: October 26, 2006   By: /s/ Greg A. LeClaire
                                                   Greg A. LeClaire
                                                   Vice President of Finance

2

Filer: ClearOne Communications, Inc.	Form Type: 8-K	Period: 10-26-2006	Job Number: Form 8-K dated 10/26/2006	Rev: 1 Sequence: 1
Project: form8-k10262006.pdml	Document Name: ex99-1.htm		Saved: 10/26/2006 10:54:31	Printed: 10/26/2006 10:54:48
clearone communications, inc.	Description: Exhibit 99.1 - Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Financial Results."			Created using EDGARizer HTML

Contacts: ClearOne Communications, Inc.
Investor Relations
(801) 303-3555

Robert Jaffe
PondelWilkinson Inc.
(310) 279-5980

CLEARONE REPORTS FISCAL 2007 FIRST QUARTER FINANCIAL RESULTS

Salt Lake City, UT - October 26, 2006 - ClearOne Communications, Inc. (OTC: CLRO.OB) today reported financial results for the first quarter of fiscal 2007 ended September 30, 2006.

For the fiscal 2007 first quarter, revenue increased to $9.4 million from $8.8 million in the same quarter of last year. Gross profit grew to $5.1 million from $4.8 million for the prior year period. Operating income was $289,000 compared with $587,000 in the same quarter last year which included a $1.2 million benefit related to the settlement in a shareholders' class action lawsuit. Net income was $677,000, or $0.06 per diluted share compared with net income for the prior year period of $2.0 million, or $0.16 per diluted share, which included income from discontinued operations of $1.0 million. In August 2006, ClearOne sold its document and educational camera product line, which is now reflected in the company's financial statements as discontinued operations.

"In addition to the solid top line and gross margin improvement, we realized a significant reduction in general and administrative costs mainly as result of the termination of the SEC investigation and related professional fees," said Zee Hakimoglu, president and chief executive officer of ClearOne. "We are focused on positioning ClearOne for continued growth and profitability. Over the last couple of months, we divested our camera product line to focus on our core business, authorized a stock buy-back and added industry savvy professionals to our management team. In addition, our stock began trading on the OTC Bulletin Board moving up from the Pink Sheets after becoming current with our required SEC filings."

At September 30, 2006, the company had cash, cash equivalents, and marketable securities of $22.3 million and no long-term debt.

About ClearOne

ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications. The reliability, flexibility, and performance of ClearOne's comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication. For more information, visit ClearOne's website at www.clearone.com.

This release contains "forward-looking" statements that are based on present circumstances and on ClearOne's predictions with respect to events that have not occurred, that may not occur, or that may occur with different consequences and timing than those now assumed or anticipated. Such forward-looking statements, including statements regarding the company's ability to successfully commercialize newer products and enter new markets, are not guarantees of future performance or results and involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements. Such forward-looking statements are made only as of the date of this release and ClearOne assumes no obligation to update forward-looking statements to reflect subsequent events or circumstances. Readers should not place undue reliance on these forward-looking statements.

# # #

FINANCIAL TABLES FOLLOW

Filer: ClearOne Communications, Inc. Form Type: 8-K Period: 10-26-2006 Job Number: Form 8-K dated 10/26/2006 Rev: 1 Sequence: 2

Project: form8-k10262006.pdml Document Name: ex99-1.htm Saved: 10/26/2006 10:54:31 Printed: 10/26/2006 10:54:48

clearone communications, inc. Description: Exhibit 99.1 - Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Financial Results." Created using EDGARizer HTML

CLEARONE COMMUNICATIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of dollars, except per share amounts)

	September 30, 2006	June 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,734	$ 1,240
Marketable securities	20,550	20,550
Accounts receivable	7,300	7,784
Note receivable	153	-
Inventories, net	6,179	6,614
Income tax receivable	2,548	2,607
Deferred income taxes, net	94	128
Prepaid expenses	188	255
Assets held for sale	-	565
Total current assets	38,746	39,743
Property and equipment, net	1,473	1,647
Note receivable - long-term	166	-
Other assets	22	15
Total assets	$ 40,407	$ 41,405
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,643	$ 2,597
Accrued liabilities	2,136	2,397
Deferred product revenue	5,249	5,871
Total current liabilities	9,028	10,865
Deferred income taxes, net	94	128
Total liabilities	9,122	10,993
Shareholders' equity:		
Common stock, par value $0.001, 50,000,000 shares authorized,		
12,185,427 and 11,264,233 shares issued and outstanding, respectively	12	12
Additional paid-in capital	52,997	52,764
Treasury stock	(37)	-
Accumulated deficit	(21,687)	(22,364)
Total shareholders' equity	31,285	30,412
Total liabilities and shareholders' equity	$ 40,407	$ 41,405

Filer: ClearOne Communications, Inc.

Project: form8-k10262006.pdml

clearone communications, inc.

Form Type: 8-K   Period: 10-26-2006   Job Number: Form 8-K dated 10/26/2006

Document Name: ex99-1.htm   Saved: 10/26/2006 10:54:31

Description: Exhibit 99.1 - Press Release dated October 26, 2006 captioned "ClearOne Reports Fiscal 2007 First Quarter Financial Results."

Rev: 1   Sequence: 3

Printed: 10/26/2006 10:54:48

Created using EDGARizer HTML

CLEARONE COMMUNICATIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
(Unaudited)
(in thousands of dollars, except per share amounts)

| | Three Months Ended | |
	September 30, 2006	September 30, 2005
Product Revenue:	$ 9,411	$ 8,778
Cost of goods sold:		
Product	4,205	3,921
Product inventory write-offs	111	93
Total cost of goods sold	4,316	4,014
Gross profit	5,095	4,764
Operating expenses:		
Marketing and selling	1,918	1,812
General and administrative	809	1,771
Settlement in shareholders' class action	-	(1,205)
Research and product development	2,079	1,799
Total operating expenses	4,806	4,177
Operating income (loss)	289	587
Other income (expense), net:		
Interest income	307	159
Other, net	25	7
Total other income (expense), net	332	166
Income (loss) from continuing operations before income taxes	621	753
(Provision) benefit from income taxes	19	222
Income (loss) from continuing operations	640	975
Discontinued operations:		
Income from discontinued operations	55	118
Gain on disposal of discontinued operations	3	1,496
Income tax provision	(21)	(602)
Income from discontinued operations	37	1,012
Net income	$ 677	$ 1,987
Basic earnings per common share from continuing operations	$ 0.05	$ 0.09
Diluted earnings per common share from continuing operations	$ 0.05	$ 0.08
Basic earnings per common share from discontinued operations	$ 0.00	$ 0.09
Diluted earnings per common share from discontinued operations	$ 0.00	$ 0.08
Basic earnings per common share	$ 0.06	$ 0.18
Diluted earnings per common share	$ 0.06	$ 0.16
Basic weighted average shares	12,184,849	11,284,244
Diluted weighted average shares	12,231,744	12,278,664